UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                         -------------------------------



                                    FORM 11-K

(Mark One)
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 FOR THE PLAN YEAR ENDED
         DECEMBER 31, 1998 (NO FEE REQUIRED)

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


                        Commission File Number -- 0-20490

                         -------------------------------
A. Full title of the plan and address of the plan, if different from that of the issuer name below:

     The Carbide/Graphite Group, Inc. Savings Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

     The Carbide/Graphite Group, Inc.
     One Gateway Center, 19th Floor
     Pittsburgh, PA 15222

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                                    I N D E X
                                     -------




                                                                        Page(s)


Report of Independent Accountants                                            2

Financial Statements:
    Statement of Net Assets Available for Benefits with
         Fund Information as of December 31, 1998                            3

    Statement of Net Assets Available for Benefits with
         Fund Information as of December 31, 1997                            4

    Statement of Changes in Net Assets Available for Benefits
         with Fund Information for the year ended December 31, 1998          5

    Notes to Financial Statements                                          6-9

Supplemental Schedules:
    Line 27a - Schedule of Assets Held for Investment Purposes
         as of December 31, 1998                                            10

    Line 27d - Schedule of Reportable Transactions for the year
         ended December 31, 1998                                            11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of The Carbide/Graphite Group Savings Investment Plan:

     In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Carbide/Graphite Group Savings Investment Plan (the Plan) at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP


Pittsburgh , Pennsylvania
July 9, 1999

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                             as of December 31, 1998


                                                  George      Putnam                                           Putnam    Putnam
                                                  Putnam       Fund                               Putnam        High     OTC and
                           Guaranteed              Fund         for        Putnam     Putnam      Capital       Yield    Emerging
                             Income     Loan        of       Growth and    Income     Voyager   Appreciation  Advantage   Growth
                              Fund      Fund      Boston       Income      Fund       Fund         Fund         Fund       Fund
                          -------------------------------------------------------------------------------------------------------

Investments, at fair
value (Note 3)             $10,916,813 $2,198,784 $3,189,140 $9,573,913 $2,075,699 $6,871,008    $ 351,371    $ 54,630  $ 192,325
                           ----------- ---------- ---------- ---------- ---------- ----------    ---------    --------  ---------

Net assets available for
benefits                   $10,916,813 $2,198,784 $3,189,140 $9,573,913 $2,075,699 $6,871,008    $ 351,371    $ 54,630  $ 192,325
                           =========== ========== ========== ========== ========== ==========    =========    ========  =========





                                                         Carbide/
                              Putnam        Putnam       Graphite
                               New       International    Common
                           Opportunities    Growth        Stock
                              Fund          Fund          Fund         Total
                          -----------------------------------------------------

Investments, at fair
value (Note 3)             $8,674,020     $2,240,224    $4,305,050  $50,642,977
                           ----------     ----------    ----------  -----------

Net assets available for
benefits                   $8,674,020     $2,240,224    $4,305,050  $50,642,977
                           ==========     ==========    ==========  ===========








    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                             as of December 31, 1997


                                                          George       Putnam
                                                          Putnam        Fund                                Putnam
                                Guaranteed                 Fund         For       Putnam        Putnam       New
                                  Income      Loan          Of        Growth &    Income       Voyager   Opportunities
                                   Fund       Fund        Boston       Income      Fund          Fund        Fund
                              ------------------------------------------------------------------------------------------


Investments, at value (Note 3) $10,000,929  $2,178,463   $3,049,763  $10,193,612  $2,313,607  $5,891,144  $7,502,099
                              ------------  ----------  -----------  -----------  ----------  ----------  ----------
Net assets available for
  benefits                     $10,000,929  $2,178,463   $3,049,763  $10,193,612  $2,313,607  $5,891,144  $7,502,099
                              ============  ==========  ===========  ===========  ==========  ==========  ==========


                                              Carbide/
                                  Putnam      Graphite
                               International   Common
                                  Growth        Stock
                                   Fund         Fund          Total
                              ----------------------------------------


Investments, at value (Note 3) $1,992,477    $3,623,838   $46,745,932
                              -----------    ----------   -----------
Net assets available for
  benefits                     $1,992,477    $3,623,838   $46,745,932
                              ===========    ==========   ===========



    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION
                      for the year ended December 31, 1998


                                                    George      Putnam                                           Putnam    Putnam
                                                    Putnam       Fund                              Putnam        High     OTC and
                           Guaranteed                Fund         for       Putnam     Putnam      Capital       Yield    Emerging
                             Income       Loan        of       Growth and   Income     Voyager   Appreciation  Advantage   Growth
                              Fund        Fund      Boston       Income     Fund       Fund         Fund         Fund       Fund
                          ---------------------------------------------------------------------------------------------------------

ADDITIONS:

Dividend income              $615,880        -     $292,867    $884,699   $142,447   $454,999     $9,722       $14,316      $6,006
Interest income                   -     $190,344        -           -          -          -          -             -           -
Net appreciation
 (depreciation) in
 fair value of
 investments                      -          -       20,471     354,108    (60,326)   860,895     (4,088)      (31,803)     15,546

Employer contributions        220,237        -      101,620     325,469     75,561    304,623     20,269         6,461      10,321
Employee contributions        201,747        -      114,296     403,245     69,853    347,983     23,352         4,589      10,376
                           ----------  ---------  ---------   ---------  ---------  ---------  ---------    ----------   ---------

  Total additions           1,037,864    190,344    529,254   1,967,521    227,535  1,968,500     49,255        (6,437)     42,249
                           ----------  ---------  ---------   ---------  ---------  ---------  ---------    ----------   ---------

DEDUCTIONS:

Withdrawals                (2,344,792)   (68,501)   (87,221)   (799,348)  (200,103)  (321,594)      (181)       (1,392)       (990)
                           ----------  ---------  ---------   ---------  ---------  ---------  ---------    ----------   ---------

  Total deductions         (2,344,792)   (68,501)   (87,221)   (799,348)  (200,103)  (321,594)      (181)       (1,392)       (990)
                           ----------  ---------  ---------   ---------  ---------  ---------  ---------    ----------   ---------

Payments for loans, net
 of repayments                 11,219   (101,522)   (17,129)     46,749      7,700     32,352       (196)         (295)        356
Inter-fund transfers        2,211,593        -     (285,527) (1,834,621)  (273,040)  (699,394)   302,493        62,754     150,710
                           ----------  ---------  ---------  ----------  ---------  ---------  ---------    ----------   ---------
  Net change in fund
    balance                   915,884     20,321    139,377    (619,699)  (237,908)   979,864    351,371        54,630     192,325

  Net assets available
    for benefits,
    beginning of
    plan year              10,000,929  2,178,463  3,049,763  10,193,612  2,313,607  5,891,144        -             -           -
                           ----------  ---------  ---------  ----------  ---------  ---------  ---------    ----------   ---------
  Net assets available
    for benefits,
    end of plan year      $10,916,813 $2,198,784 $3,189,140  $9,573,913 $2,075,699 $6,871,008 $  351,371   $    54,630  $  192,325
                           ==========  =========  =========  ==========  =========  =========  =========    ==========   =========


                                                         Carbide/
                              Putnam        Putnam       Graphite
                               New       International    Common
                           Opportunities    Growth        Stock
                              Fund          Fund          Fund         Total
                          -----------------------------------------------------

ADDITIONS:

Dividend income              $276,509      $64,103           -     $2,761,548
Interest income                   -            -          $3,281      193,625
Net appreciation
 (depreciation) in
 fair value of
 investments                1,404,459      258,346    (1,038,450)   1,779,158

Employer contributions        360,719       98,074       114,293    1,637,647
Employee contributions        414,769      118,011       223,325    1,931,546
                            ---------    ---------     ---------   ----------

  Total additions           2,456,456      538,534      (697,551)   8,303,524
                            ---------    ---------     ---------   ----------

DEDUCTIONS:

Withdrawals                  (408,104)     (70,356)     (103,897)  (4,406,479)
                            ---------    ---------     ---------   ----------

  Total deductions           (408,104)     (70,356)     (103,897)  (4,406,479)
                            ---------    ---------     ---------   ----------

Payments for loans, net
 of repayments                 44,632       (8,575)      (15,291)         -
Inter-fund transfers         (921,063)    (211,856)    1,497,951          -
                            ---------    ---------     ---------    ---------
  Net change in fund
    balance                 1,171,921      247,747       681,212    3,897,045

  Net assets available
    for benefits,
    beginning of
    plan year               7,502,099    1,992,477     3,623,838   46,745,932
                            ---------    ---------     ---------   ----------
  Net assets available
    for benefits,
    end of plan year       $8,674,020   $2,240,224    $4,305,050  $50,642,977
                            =========    =========     =========   ==========



    The accompanying notes are an integral part of the financial statements.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


1.    Description of Plan and Benefits:

     The Carbide/Graphite Group, Inc. Savings Investment Plan (the Plan), established as of August 1, 1988, is a defined contribution plan covering eligible salaried employees of The Carbide/Graphite Group, Inc. (the Company). Employees are eligible to participate following the third monthly anniversary of their employment date. The Plan is administered by the Pension Committee, which consists of three members who are appointed by the Company's Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Generally, the Plan provides that employees may make regular contributions of 2% to 16% of their salaries on a before-tax, after-tax or combined basis, subject to limitations specified in the Internal Revenue Code.

     Employees direct that their contributions be invested in the funds offered by the Plan. Contributions may be invested entirely in one fund or allocated between the funds, subject to allocation limitations set forth in the Plan. Changes in allocation of future contributions and transfers of presently invested contributions between funds are permitted pursuant to the plan provisions and are executed by plan participants through on-line record keeping functions provided by Putnam Investments.

     The Company contributes to the Plan at the rate of 50% of the employees' contributions, up to 6% of the employees' salary. Company profit-sharing contributions made on behalf of each participant who is an employee during the fiscal year shall be based on the individual's pay rate as of July 31 of such fiscal year. Additional employer contributions may be made at the discretion of the Board of Directors based on the Company's current year financial performance. In no event, however, shall such contributions for any year exceed the maximum amount deductible under the provisions of the Internal Revenue Code.

     Income on employee contributions and employer contributions is allocated to participants' employee and employer accounts based on the relationship of each participant's account to the total of all participants' accounts. Participants are fully vested in the value of their contributions and related investment income at all times. They become fully vested in their allocated share of employer contributions and related investment income after four years of service. Employer contributions forfeited by participants not vested at their termination date will be used to reduce future Company contributions.

     Withdrawals from the Plan are permitted under the various options as more fully described in the plan document.

     Reference should be made to the plan document for additional information concerning contributions, eligibility, income allocation, withdrawals, vesting and other important features of the Plan. Although there is not a present intent to do so, the Company has reserved the right to terminate or partially terminate the Plan and, upon termination, all participants will become fully vested in any funds that have been allocated to them.

                                     -------


2.    Summary of Significant Accounting Policies:

     The financial statements of the Plan have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

Use of Estimates:

     The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties:

     The Plan provides for various investment options in any combination of mutual funds and other investment securities. These investments are exposed to various risks, such as interest rate, market and credit risk. It is at least reasonably possible that changes in risks, in the near term would materially affect participant account balances and the amounts reported in the statement of net assets available for benefits during the reporting period.

Investment Valuation:

     Investments in guaranteed investment contracts in the Guaranteed Income Fund are stated at contract value, which approximates fair value. Contract value represents contributions made under the Plan, plus interest income, less benefits paid to participants. The interest rates on outstanding contracts as of December 31, 1997 ranged from 6.95% to 7.00%. No contracts were outstanding in 1998. The average yield on outstanding contracts during the year ended December 31, 1997 was approximately 6.97%. Other investments in the Guaranteed Income Fund are stated at cost, which approximates market value.

     Investments in the George Putnam Fund of Boston, Putnam Fund for Growth and Income, Putnam Income Fund, Putnam Voyager Fund, Putnam New Opportunities Fund, Putnam International Growth Fund, Putnam Capital Appreciation Fund, Putnam OTC and Emerging Growth Fund, Putnam High Yield Advantage Fund and Carbide/Graphite Common Stock Fund are valued based on the market values of the underlying investments in these funds. The net appreciation (depreciation) in fair value of investments represents the net realized and unrealized gain or loss in the underlying investments of these funds.

     Participant loans included in the Loan Fund are stated at net realizable value (total borrowings less repaid principal).

     Accrued interest and dividends due each fund are reflected as a component of investments, at value in the statement of net assets available for benefits with fund information as of December 31, 1998 and 1997.

     The gain or loss on the sale of investments is based on the actual cost of the particular securities.

                                     -------


2.    Summary of Significant Accounting Policies, continued

Net Appreciation in Fair Value of Investments:

     The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation (depreciation) in the fair value of investments, which consists of realized gains and losses from sales of investments, and, in accordance with the policy of stating investments at fair value, the unrealized appreciation (depreciation) on the fair value of its investments.

     In the normal course of business, the Plan enters into financial instrument transactions. Market risk arises from the possibility that market changes, including interest rate movements, may make financial instruments less valuable. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The Plan has control procedures regarding the transactions with specific counterparties, the manner in which transactions are settled and the ongoing assessment of counterparty creditworthiness. The Plan's exposure to accounting loss in the event of nonperformance of the other party to the financial instrument is represented by the amounts recorded on the statement of net assets available for benefits with fund information.

Administrative Expenses:

     Administrative expenses of the Plan, including trustee, legal and audit fees, are paid by the Company and, as such, are not expenses of the Plan.


3.    Investments:

     The following is a brief description of the types of investments held by the fund as of December 31, 1998:

George Putnam Fund of Boston        Invests in a diversified portfolio of stocks
                                    and bonds

Putnam Fund for Growth and Income   Invests in a diversified portfolio of stocks
                                    and fixed income securities

Putnam Income Fund                  Invests in government obligations and
                                    corporate debt securities

Putnam Voyager Fund                 Invests in a diversified portfolio of stocks
                                    with higher growth potential

Putnam New Opportunities Fund       Invests in stocks of companies within
                                    certain emerging industry groups

Putnam International Growth Fund    Invests in securities of companies located
                                    outside the United States and North America

Putnam Capital Appreciation Fund    Invests  in  a diversified  portfolio  of
                                    stocks  that has the  potential  for
                                    above-average   growth

Putnam OTC and Emerging             Invests in stocks of small to midsized
   Growth Fund                      emerging  growth companies

Putnam High Yield Advantage Fund    Invests in higher-yielding lower-rated
                                    corporate bonds

                                     -------


4.    Investments, continued

Carbide/Graphite Common             Invests in shares of The Carbide/Graphite
   Stock Fund                       Group, Inc.

Guaranteed Income Fund              Invests in guaranteed investment contracts
                                    with   insurance   companies  and allows
                                    for excess cash to be invested in the
                                    Putnam Stable Value Fund

     Investments greater than 5% of the net assets available for benefits as of the end of the plan year (at market/contract value) are as follows:

George Putnam Fund of Boston                                         $ 3,189,140

Putnam Fund for Growth and Income                                      9,573,913

Putnam New Opportunities Fund                                          8,674,020

Putnam Voyager Fund                                                    6,871,008

Guaranteed Income Fund                                                10,916,813

Carbide/Graphite Group Common Stock Fund                               4,305,050


5.    Participant Loans:

     Loans are available to all participants subject to provisions set forth in the plan document. The loans bear interest at the prime rate in effect at the time of the borrowing plus 1% and remain fixed for the term of the loan. Loan terms and repayment policies are designed to be in compliance with the requirements of Section 401(k) of the Internal Revenue Code.

     For the year ended December 31, 1998, new participant loans were made in the amount of $1,186,450 and principal and interest payments were made in the amount of $1,027,104 and $190,352, respectively.


6.    Tax Status:

     The Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder, and the Plan is thereby tax-exempt within the meaning of Section 501(a) of the Internal Revenue Code.

                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1998

                                                                                                                Market
Issuer                          Description                                                       Cost           Value
---------------------------------------------------------------------------------------------------------------------------

Putnam Investments                  George Putnam Fund of Boston, 176,782 shares              $ 3,227,214     $ 3,189,140

Putnam Investments                  Putnam Fund for Growth and Income, 467,248 shares           9,290,062       9,573,913

Putnam Investments                  Putnam Income Fund, 299,956 shares                          2,149,735       2,075,699

Putnam Investments                  Putnam Voyager Fund, 313,458 shares                         6,173,793       6,871,008

Putnam Investments                  Putnam Capital Appreciation Fund, 15,506 shares               336,987         351,371

Putnam Investments                  Putnam High Yield Advantage Fund, 6,678 shares                 61,388          54,630

Putnam Investments                  Putman New Opportunities Fund, 148,451 shares               7,597,898       8,674,020

Putnam Investments                  Putnam OTC and Emerging Growth Fund, 11,149 shares            174,359         192,325

The Carbide/Graphite Group, Inc.    Carbide/Graphite Common Stock Fund, 291,867 shares          5,464,797       4,305,050

Putnam Investments                  Putnam International Growth Fund, 116,496 shares            2,023,523       2,240,224

Putnam Investments                  Guaranteed Income Fund                                     10,916,813      10,916,813

Participant Loans                   Loan Fund, interest rates 7.1% - 11.5%                            -         2,198,784
                                                                                              -----------     -----------
                                                                                              $47,416,569     $50,642,977
                                                                                              ===========     ===========



                        THE CARBIDE/GRAPHITE GROUP, INC.
                             SAVINGS INVESTMENT PLAN
                 LINE 27d - SCHEDULE  OF  REPORTABLE  TRANSACTIONS  for the year ended December 31, 1998


                                                                           Number                  Number                 Cost of
                                                                             of       Purchase       of        Sale        Asset
Identity of Party                   Description of Assets                 Purchases    Value       Sales     Proceeds       Sold
------------------------------------------------------------------------------------------------------------------------------------

Putnam Investments                  Putnam Fund for Growth and Income        112     $3,280,026       -            -            -

Putnam Investments                  Putnam Fund for Growth and Income          -            -        153    $4,253,833   $4,183,576

Putnam Investments                  Putnam Voyager Fund                       93      1,835,329       -            -            -

Putnam Investments                  Putnam Voyager Fund                        -            -        136     1,716,360    1,552,680

Putnam Investments                  Guaranteed Income Fund                   191      7,136,848       -             -           -

Putnam Investments                  Guaranteed Income Fund                     -            -        143     6,220,963    6,220,963

Putnam Investments                  Putnam New Opportunities Fund            106      2,501,122       -             -           -

Putnam Investments                  Putnam New Opportunities Fund              -            -        144     2,733,663    2,405,325

The Carbide/Graphite Group, Inc.    Carbide/Graphite Common Stock Fund       115      3,767,995       -             -           -

The Carbide/Graphite Group, Inc.    Carbide/Graphite Common Stock Fund         -            -         93     2,048,333    1,927,036


                                                                         Current Value
                                                                         of Assets on       Net
                                                                          Transaction      Gain/
Identity of Party                   Description of Assets                   Date          (Loss)
----------------------------------------------------------------------------------------------------

Putnam Investments                  Putnam Fund for Growth and Income     $3,280,026            -

Putnam Investments                  Putnam Fund for Growth and Income      4,253,833       $ 70,257

Putnam Investments                  Putnam Voyager Fund                    1,835,329            -

Putnam Investments                  Putnam Voyager Fund                    1,716,360        163,680

Putnam Investments                  Guaranteed Income Fund                 7,136,848            -

Putnam Investments                  Guaranteed Income Fund                 6,220,963            -

Putnam Investments                  Putnam New Opportunities Fund          2,501,122            -

Putnam Investments                  Putnam New Opportunities Fund          2,733,663        328,338

The Carbide/Graphite Group, Inc.    Carbide/Graphite Common Stock Fund     3,767,995            -

The Carbide/Graphite Group, Inc.    Carbide/Graphite Common Stock Fund     2,048,333        121,297


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, on July 13, 1999.

                                             THE CARBIDE/GRAPHITE GROUP, INC.
                                                 SAVINGS INVESTMENT PLAN


                                             By:  /s/  Walter E. Damian
                                             --------------------------------
                                                  Walter E. Damian
                                                  Plan Adminstrator